SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934

                            BLACKHAWK BANCORP, INC.
                            a Wisconsin corporation
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                  09237E 10 5
                                 (CUSIP Number)

                               Mr. Todd J. James
                Senior Vice President & Chief Financial Officer
                            Blackhawk Bancorp, Inc.
                                400 Broad Street
                            Beloit, Wisconsin 53511
                                 (608) 364-8911
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                            Fredrick G. Lautz, Esp.
                              Quarles & Brady LLP
                           411 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 277-5000

                                 April 30, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

                                  SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Kenneth A. Hendricks and Diane M. Hendricks

2.   Check the Appropriate Box if a Member of a Group
     (a)  [ ]       (b)  [ ]

3.   SEC Use Only

4.   Source of funds
          PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]

6.   Citizenship or Place of Organization
          Wisconsin

     Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power
          6,100

8.   Shared Voting Power
          234,921

9.   Sole Dispositive Power
          6,100

10.  Shared Dispositive Power
          234,921

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          241,021

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]

13.  Percent of  Class Represented by Amount in Row (11)
          9.6%

14.  Type of Reporting Person
          IN

ITEM 1.   SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

     Blackhawk Bancorp, Inc.
     400 Broad Street
     Beloit, Wisconsin 53511

Security to Which This Statement Relates:

     Common Stock, $.01 Par Value, per share ("Blackhawk Common Stock")

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c) and (f). This Schedule 13D is filed on behalf of Mr. and Mrs. Kenneth A. Hendricks, individuals residing in Wisconsin, who are both citizens of the United States of America. Mr. Hendricks is Chairman and Chief Executive Officer of ABC Supply Co., a roofing and siding wholesaler. Mrs. Hendricks is a Vice President of ABC Supply Co. Mr. Hendricks also is and has been a Director of Blackhawk Bancorp, Inc. ("Blackhawk") since 1996. Mr. Hendricks' principal business office is located at One ABC Parkway, Beloit, Wisconsin 53511.

     (d) and (e). During the last five years, neither Mr. Hendricks nor Mrs. Hendricks has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Shares of Blackhawk Common Stock owned by Mr. and Mrs. Hendricks were acquired by them in Blackhawk's initial public offering in 1990, or have since been acquired in secondary market and private transactions or are exercisable by Mr. Hendricks through vesting options granted to him under the Blackhawk Bancorp, Inc. 1994 Director Stock Option Plan. Mr. and Mrs. Hendricks paid the purchase price or exercise price, as the case may be, in connection with his acquisitions of all shares of Blackhawk Common stock with personal funds. See
Item 5 below. Mr. and Mrs. Hendricks purchased the shares of Blackhawk Common Stock presently owned by them at prices ranging from $3.33 to $10.50 (adjusted to give effect to Blackhawk's 1994 2-for-1 stock split and its 1995 3-for-2 stock split), and options presently owned by Mr. Hendricks which are exercisable or which will become exercisable within 60 days from the date of this filing have exercise prices ranging from $9.375 to $15.375 a share.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     Mr. Hendricks has served as a Director of Blackhawk since 1996. Mr. and Mrs. Hendricks purchased shares of Blackhawk's Common Stock in its initial public offering and have acquired additional shares from time to time in secondary market and private transactions over the past eleven years for investment purposes. In addition, since becoming a Director of Blackhawk, Mr. Hendricks has received annual grants of options pursuant to Blackhawk's 1994 Directors Stock Option Plan. The terms of that Plan provide for the annual vesting of one-third of the options granted thereunder. Mr. Hendricks presently plans to continue adding to his investment in Blackhawk Common Stock by purchasing additional shares in secondary market and/or private transactions when he believes available prices are reasonable. Financing for such purchases will be derived from Mr. and Mrs. Hendricks' personal funds.

     On April 30, 2002, Mr. and Mrs. Hendricks acquired 20,000 shares of Blackhawk Common Stock in a private transaction. As a result of that transaction, Mr. Hendricks' beneficial ownership (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) increased more than one percentage point over the percent of Blackhawk's outstanding Common Stock reported as beneficially owned by Mr. and Mrs. Hendricks when they previously filed Amendment No. 3 to this Schedule 13D. On April 30, 2002, Mr. and Mrs. Hendricks jointly owned 234,921 shares of Blackhawk Common Stock and Mr. Hendricks held currently exercisable options or options exercisable within 60 days of that date for the purchase of an additional 6,100 shares of Blackhawk Common Stock, resulting in his beneficial ownership of Blackhawk Common Stock totaling 241,021 shares, or 9.6% of all outstanding shares of Blackhawk Common Stock (calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Rules of the Securities and Exchange Commission promulgated thereunder). As noted above, Mr. and Mrs. Hendricks plan to continue increasing their investment in Blackhawk Common Stock through secondary market and/or private transactions at the times when they believe available prices are favorable. Given the current market price of Blackhawk Common Stock and the exercise price of exercisable options held by Mr. Hendricks, Mr. Hendricks presently has no intention to exercise any of his options in the immediate future. Mr. and Mrs. Hendricks have no plans or intentions to exercise any control over Blackhawk's management or policies other than in accordance with Mr. Hendricks' duties as a Director of Blackhawk.

     More specifically, except as described in the immediately preceding paragraph, Mr. and Mrs. Hendricks have no plan or proposal which relates to or which would result in:

          (a) Other than through secondary market and/or private transactions as described above and the possible future exercise of options granted to him under Blackhawk's 1994 Directors' Stock Option Plan, the acquisition by any person of additional securities of Blackhawk, or the disposition of securities of Blackhawk;

          (b)  An  extraordinary  corporate  transaction,  such  as  a   merger,
               reorganization or liquidation, involving Blackhawk or any of its subsidiaries;

          (c) The sale or transfer of a material amount of assets of Blackhawk or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of Blackhawk, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board.

          (e) Any material change in the present capitalization or dividend policy of Blackhawk;

          (f) Any other material change in Blackhawk's business or corporate structure;

          (g) Changes in Blackhawk's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of Blackhawk by any person;

          (h) Causing a class of securities of Blackhawk to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) A class of equity securities of Blackhawk becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Mr. Hendricks presently owns jointly with his spouse 234,921 shares of Blackhawk Common Stock and holds presently exercisable options (or options which will become exercisable within 60 days after April 30, 2002) for the purchase of up to an additional 6,100 shares of Blackhawk Common Stock.

     (c) During the past 60 days, Mr. and Mrs. Hendricks have acquired a total of 42,260 shares of Blackhawk Common Stock in private transactions for cash prices ranging from $9.25 to $9.75 per share.

 Purchases on or 60 Days Before April 30, 2002 and Any Purchases Thereafter
 --------------------------------------------------------------------------
                                        Number of
        Owner               Date        Interests    Purchase     Total Paid
        -----               ----        ---------      Price      ----------
                                                       -----
Mr. & Mrs. Hendricks   March 18, 2002     19,260      $  9.25      $178,155
Mr. & Mrs. Hendricks   April 3, 2002       3,000      $  9.35      $ 28,050
Mr. & Mrs. Hendricks   April 30, 2002     20,000      $  9.75      $195,000
                                          ------                   --------

        Total                             42,260                   $401,205
                                          ------                   --------
                                          ------                   --------

     (d) As noted above, all of Mr. Hendricks' shares of Blackhawk Common Stock are owned jointly with this spouse.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than Blackhawk's 1994 Directors' Stock Option Plan, which is incorporated by reference in this Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Mr. Hendricks and any other person, or with respect to any securities of Blackhawk.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Mr. Hendricks hereby incorporates into this Schedule 13D the following exhibits by reference to the filings set forth below:

                                 EXHIBIT INDEX

Exhibit No.
----------

   1 The Blackhawk Bancorp, Inc. 1994 Directors' Stock Option Plan is incorporated herein by reference to Exhibit 28.4 to Blackhawk's Registration Statement on Form S-8 (Reg. No. 33-90550).

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Date: May 8, 2002

                             /s/ Kenneth A. Hendricks by Thomas L. Lepinski, POA
                             ---------------------------------------------------
                             Kenneth A. Hendricks


                             /s/ Diane M. Hendricks by Thomas L. Lepinski, POA
                             --------------------------------------------------
                             Diane M. Hendricks